                   [LOGO OF ALLSTATE FINANCIAL APPEARS HERE]

                                                             Angela M. Bandi
                                                             Associate Counsel

                                                             Law & Regulation

July 3, 2007

VIA EDGAR

Alison White, Esq.
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Allstate Financial Advisors Separate Account I ("Registrant")
         Allstate Life Insurance Company ("Depositor")
         Responses to Commission Staff Comments on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement ("Amendment")
         (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Dear Ms. White:

Set out below are Registrant's responses to the comments of the Commission staff ("staff") on the Amendment, which comments the staff provided to Registrant verbally on June 29, 2007.

                         RESPONSES TO STAFF QUESTIONS

Comment 1. Regarding the Portfolio Annual Expenses table:

    a. Should footnote 2 appear next to the main heading "Advanced Series
       Trust"?

    b. Should footnote 4 appear next to AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, AST Conservative Asset Allocation and AST Preservation Asset Allocation?

    c. Should footnote 8 appear next to AST Large-Cap Value?

    d. Should footnote 9 appear next to AST Mid-Cap Value?

    e. Should footnote 10 appear next to AST Money Market?

    f. Where is the text to footnote 13? Shouldn't the next footnote be 11?

                        Allstate Life Insurance Company
   3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.9237 Fax
                 847.402.3781 Email Angela.Bandi@allstate.com

Securities and Exchange Commission
July 3, 2007
Page 2

    g. Where is the text to footnote 11?

   Response: The footnote references in the Portfolio Annual Expenses table have been corrected. Please see Exhibit A to this letter for a clean and blacklined version of the changed pages.

   Specifically, in response to comment 1a., footnote 2 was deleted from the main heading "Advanced Series Trust," and moved to the heading "Acquired Portfolio Fees & Expenses." In response to comment 1b., footnote 4 was deleted from AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, AST Conservative Asset Allocation and AST Preservation Asset Allocation. In response to comment 1c., footnote 8 was removed from AST Large-Cap Value. In response to comment 1d., footnote 9 was removed from AST Mid-Cap Value. In response to comment 1e., footnote 10 was removed from AST Money Market. In response to comments 1f. and 1g., footnotes 11 and 13 were removed. Footnote 10 is the last footnote.

Comment 2. Regarding previous comment 6b., please highlight the statement about where a current prospectus and statement of additional information for each portfolio may be obtained.

   Response: The statement on page 7 about where a current prospectus and statement of additional information for each portfolio may be obtained now appears in bolded text. Please see Exhibit A to this letter.

Comment 3. Regarding previous comment 9, please clarify disclosure about the Enhanced Fixed Rate Option in the prospectus.

   Response: The disclosure relating to the Enhanced Fixed Rate Option has been clarified. Please see Exhibit B to this letter for a clean and blacklined version of the changed pages.

Comment 4. Regarding previous comment 15, with regard to the Reinsurance Contract, transparency is not the issue. In addition to filing the Reinsurance Contract, Registrant also needs to file the guarantor's financial statements.

   Response: Please be advised that the reinsurer, The Prudential Insurance Company of America ("PICA"), is not a guarantor of the variable annuity obligations of Allstate Life Insurance Company ("ALIC"). The Reinsurance Agreement, filed with the Amendment, is one of indemnity reinsurance and creates no direct obligations, guarantee or otherwise, running directly from PICA to contract holders. Please see, inter alia, Section 2.1. In addition, and without limiting the generality of the foregoing, please refer, for example, to Section 10.11, which provides, "Nothing in this Agreement is intended or shall be construed to give any Person, other than the parties hereto. any legal or equitable right remedy or claim under.

Securities and Exchange Commission
July 3, 2007
Page 3

   this Agreement or any provision contained herein." As noted in Registrant's previous response, ALIC remains directly liable to variable annuity contract owners. Therefore it would not be appropriate (and would be materially misleading) if Registrant were to include the financial statements of PICA within the registration statement for variable annuity contracts issued by ALIC.

Comment 5. Page 56 of the prospectus includes the following statement: "With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period." Please provide authority for not crediting interest immediately on subsequent purchase payments. See Rule 22c-1.

   Response: A subsequent purchase payment is priced as of 4 p.m. on the business day that such subsequent purchase payment is received. To use the example of a payment made by check, the check must be cashed and cleared through the bank of the issuing insurance company. Although it may be for a few short hours, subsequent purchase payments become part of the issuing insurance company's general account. The prospectus disclosure informs the contract owner that interest is not credited during this short time period. In our view, Rule 22c-1 does not impose a pricing obligation or an interest crediting obligation during the brief period between the insurer's receipt of an application and check and the time of pricing variable account units on the next business day following receipt of good order.

Comment 6. How do you plan to treat interest during the free-look period, if you keep the money in the general account? Please refer to the State Farm No-Action Letter dated October 24, 1997.

   Response: We only keep in the general account purchase payments that have been allocated to the Fixed Rate Options. If a contract is free-looked, we will refund the customer's current Account Value plus any tax charge deducted, and depending on the relevant state law requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to the customer may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return the customer's Purchase Payment(s), or the greater of the current Account Value or the amount of Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. The Account Value is the value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. Please refer to the section entitled "Managing Your Annuity" under the sub-section "MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?" for additional information regarding the free-look period.

                               -----------------

Securities and Exchange Commission
July 3, 2007
Page 4

If you have any questions, please do not hesitate to call me at 847/402-9237. Thank you.

Very truly yours,

/s/ Angela M. Bandi

Angela M. Bandi

cc: Thomas S. Clark, Esq.
    Prudential Financial

                                                                      Exhibit A


                   TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

                                              MINIMUM MAXIMUM
                                              ------- -------
Total Portfolio Operating Expenses             0.61%   1.25%

The following are the total annual expenses for each underlying Portfolio as of December 31, 2006 except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the Portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the Portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the Portfolio before it provides Allstate Life with the daily net asset value. The Portfolio information was provided by the Portfolio company and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-866-695-2647.

                     UNDERLYING PORTFOLIO ANNUAL EXPENSES
   (AS A PERCENTAGE OF THE AVERAGE NET ASSETS OF THE UNDERLYING PORTFOLIOS)
                     For the year ended December 31, 2006


                                                                                                     Acquired   Total Annual
                                                                       Investment                   Portfolio    Portfolio
                                                                       Management   Other     12b-1   Fees &     Operating
Underlying Portfolio                                                      Fees    Expenses/1/ Fees  Expenses/2/   Expenses
--------------------                                                   ---------- ----------  ----- ----------  ------------
Advanced Series Trust/3/
------------------------
AST Advanced Strategies                                                   0.85%      0.24%    0.00%    0.00%        1.09%
AST Aggressive Asset Allocation                                           0.15%      0.05%    0.00%    0.99%        1.19%
AST AllianceBernstein Core Value                                          0.75%      0.14%    0.00%    0.00%        0.89%
AST AllianceBernstein Managed Index 500                                   0.60%      0.14%    0.00%    0.00%        0.74%
AST AllianceBernstein Growth & Income                                     0.75%      0.11%    0.00%    0.00%        0.86%
AST American Century Income & Growth                                      0.75%      0.15%    0.00%    0.00%        0.90%
AST American Century Strategic Allocation/4/                              0.85%      0.21%    0.00%    0.00%        1.06%
AST Balanced Asset Allocation                                             0.15%      0.02%    0.00%    0.90%        1.07%
AST Capital Growth Asset Allocation                                       0.15%      0.02%    0.00%    0.95%        1.12%
AST Cohen & Steers Realty                                                 1.00%      0.13%    0.00%    0.00%        1.13%
AST Conservative Asset Allocation                                         0.15%      0.04%    0.00%    0.89%        1.08%
AST DeAM Large-Cap Value                                                  0.85%      0.15%    0.00%    0.00%        1.00%
AST DeAM Small-Cap Value                                                  0.95%      0.23%    0.00%    0.00%        1.18%
AST Federated Aggressive Growth                                           0.95%      0.14%    0.00%    0.00%        1.09%
AST First Trust Balanced Target                                           0.85%      0.21%    0.00%    0.00%        1.06%
AST First Trust Capital Appreciation Target                               0.85%      0.19%    0.00%    0.00%        1.04%
AST Goldman Sachs Concentrated Growth                                     0.90%      0.13%    0.00%    0.00%        1.03%
AST Goldman Sachs Mid-Cap Growth                                          1.00%      0.15%    0.00%    0.00%        1.15%
AST High Yield/5/                                                         0.75%      0.15%    0.00%    0.00%        0.90%
AST International Growth/6/                                               1.00%      0.15%    0.00%    0.00%        1.15%
AST International Value/7/                                                1.00%      0.13%    0.00%    0.00%        1.13%
AST JPMorgan International Equity                                         0.87%      0.16%    0.00%    0.00%        1.03%
AST Large-Cap Value                                                       0.75%      0.11%    0.00%    0.00%        0.86%
AST Lord Abbett Bond Debenture                                            0.80%      0.14%    0.00%    0.00%        0.94%
AST Marsico Capital Growth                                                0.90%      0.11%    0.00%    0.00%        1.01%
AST MFS Global Equity                                                     1.00%      0.25%    0.00%    0.00%        1.25%
AST MFS Growth                                                            0.90%      0.13%    0.00%    0.00%        1.03%
AST Mid-Cap Value                                                         0.95%      0.21%    0.00%    0.00%        1.16%
AST Money Market                                                          0.50%      0.11%    0.00%    0.00%        0.61%
AST Neuberger Berman Mid-Cap Growth                                       0.90%      0.14%    0.00%    0.00%        1.04%
AST Neuberger Berman Mid-Cap Value                                        0.89%      0.11%    0.00%    0.00%        1.00%
AST Neuberger Berman Small-Cap Growth/8/                                  0.95%      0.16%    0.00%    0.00%        1.11%
AST PIMCO Limited Maturity Bond                                           0.65%      0.12%    0.00%    0.00%        0.77%
AST PIMCO Total Return Bond                                               0.65%      0.12%    0.00%    0.00%        0.77%
AST Preservation Asset Allocation                                         0.15%      0.08%    0.00%    0.82%        1.05%
AST Small-Cap Growth                                                      0.90%      0.18%    0.00%    0.00%        1.08%
AST Small-Cap Value/9/                                                    0.90%      0.13%    0.00%    0.00%        1.03%
AST T. Rowe Price Asset Allocation                                        0.85%      0.14%    0.00%    0.00%        0.99%
AST T. Rowe Price Large-Cap Growth                                        0.90%      0.11%    0.00%    0.00%        1.01%
AST T. Rowe Price Global Bond                                             0.80%      0.16%    0.00%    0.00%        0.96%
AST T. Rowe Price Natural Resources                                       0.90%      0.18%    0.00%    0.00%        1.08%
AST UBS Dynamic Alpha/10/                                                 1.00%      0.21%    0.00%    0.00%        1.21%

--------
1: As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate our service providers for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each underlying portfolio and, "Service Fees payable to Allstate Life," later in this prospectus.

2: The AST Aggressive Asset Allocation, the AST Balanced Asset Allocation, the AST Capital Growth Asset Allocation, the AST Conservative Asset Allocation and the AST Preservation Asset Allocation Portfolios (the "Dynamic Asset Allocation Portfolios") each invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Advanced Series Trust, and some Portfolios invest in other funds, including the Dryden Core Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown in the column "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Dynamic Asset Allocation Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when they purchase or redeem shares of the Acquired Portfolios. Where "Acquired Portfolio Fees and Expenses" are less than 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables in the prospectus for the Portfolios.

3: The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2006 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.

4: Prior to May 1, 2007 the Portfolio was named the "AST American Century Strategic Balanced Portfolio."

5: Effective June 16, 2006, Goldman Sachs Asset Management L.P. no longer serves as a Co-Sub-advisor to the Portfolio.

6: Effective November 13, 2006, Marsico Capital Management, LLC became a sub-advisor to the Portfolio along with William Blair & Company, LLC. Prior to November 13, 2006, William Blair & Company, LLC served as the sole Sub-advisor of the Portfolio, then named the "AST William Blair International Growth Portfolio."

7: Effective November 13, 2006, Thornburg Investment Management, Inc. became a Sub-advisor to the Portfolio along with LSV Asset Management. Prior to November 13, 2006, LSV Asset Management served as the sole Sub-advisor of the Portfolio, then named the "AST LSV International Value Portfolio."

8: Effective May 1, 2007, Neuberger Berman Management, Inc. became Sub-advisor to the Portfolio. Prior to May 1, 2007, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named the "AST DeAM Small-Cap Growth Portfolio."

9: Effective December 2006, Salomon Brothers Asset Management, Inc. one of the Co-Sub-advisors to the Portfolio changed its name to ClearBridge Advisors, LLC.

10: Prior to May 1, 2007 the Portfolio was named the "AST Global Allocation
    Portfolio." Expenses shown are the annualized estimated operating expense for AST UBS Dynamic Alpha Portfolio effective May 1, 2007. Operating expenses for the AST Global Allocation Portfolio based upon the year ended December 31, 2006 would be as follows: Shareholder Fees (fees paid directly from your investment)-None; Management Fees-.10%; Distribution (12b-1) Fees-None; Other Expenses-.09%; Acquired Portfolio Fees & Expenses-.88%; Total Annual Portfolio Operating Expenses-1.07%.

                                   Exhibit B


Other Fixed Rate Interest Options We May Offer From Time To Time.


If available, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. The Enhanced Fixed Rate Option is only available through the Enhanced Dollar Cost Averaging ("DCA") program, if available. Through the Enhanced DCA program, you choose a period of time (six or twelve months) to systematically transfer amounts from the Enhanced Fixed Rate Option into one or more Sub-accounts that you select. By periodically transferring amounts from the Enhanced Fixed Rate Option into the Sub-accounts you select, the Enhanced DCA program allows you to invest amounts into the Sub-accounts on a regular basis, instead of investing the total amount at one time. This strategy may decrease the effect of market fluctuation on the investment of your Purchase Payment. Of course, a Dollar Cost Averaging program cannot ensure a profit or protect against loss in a declining market.

Under the Enhanced DCA program, the first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the Sub-accounts into which the Enhanced Fixed Rate Option assets are transferred, provided that any such Sub-account is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract. If you wish, you may allocate Purchase Payments to more than one transfer period.

The Enhanced DCA program is subject to certain terms and restrictions. We reserve the right at any time to limit the Sub-accounts into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. No transfers into the Enhanced Fixed Rate Option are permitted, as the Enhanced Fixed Rate Option is only available for allocation of a Purchase Payment for use with the Enhanced DCA program.


If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.



NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.